HINES GLOBAL INCOME TRUST, INC.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

December 11, 2019
BY EDGAR AND COURIER
Mr. William Demarest
Ms. Kristina Marrone
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hines Global Income Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 29, 2019
File No. 000-55599

Dear Mr. Demarest and Ms. Marrone:
This letter is submitted on behalf of Hines Global Income Trust, Inc. (the “Company”), in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 26, 2019 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 29, 2019.
For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following.
Form 10-K for the fiscal year ended December 31, 2018
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 70

1.
In order to more clearly highlight any known trends, please expand your disclosure in future filings to include a comparative discussion of each material item within your consolidated statements of operations. For instance, discuss the cause(s) of the increase in rental revenue, addressing portions of the increase due to increased rental rates and acquisitions. Also include discussion of the material increase in property operating expenses.

The Company confirms that, in future filings, it will expand its disclosure to include a comparative discussion of each material item within its consolidated statements of operations in order to more clearly highlight any known trends. For example, if there has been a material change in rental revenue or property operating expenses, the Company will describe the cause or causes of such changes.

* * * *

Mr. William Demarest
Mr. Kristina Marrone
Division of Corporation Finance
December 11, 2019

The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 713-966-5340.

Sincerely,
/s/ J. Shea Morgenroth
J. Shea Morgenroth
Chief Financial Officer

cc:	Alice L. Connaughton, Morrison & Foerster LLP